6:
EXHIBIT 5.1

June 11, 2004

AirRover Wi-Fi Corp.
5555 Hilton Avenue, Suite 207
Baton Rouge, Louisiana 70808

Re:

Registration Statement on Form S-8 of AirRover Wi-Fi Corp. Relating to Shares to be Issued Pursuant to Four Separate Wi-Fi Consulting and Services Agreements with Michael Recker, Gerald Roletter, Frederic Diggs and Barbara Neff

Gentlemen:

This opinion is submitted pursuant to the applicable rules of the Securities and Exchange Commission (the “SEC”) with respect to the registration by AirRover Wi-Fi Corp., a Delaware corporation (the “Company”), of 36,000 shares of Company common stock, $.001 par value per share (the “Common Stock”), to be issued variously to Michael Recker, Gerald Roletter, Frederic Diggs and Barbara Neff, pursuant to four separate Wi-Fi Consulting and Services Agreements (collectively, the “Agreements”) approved by resolution of the Company’s Board of Directors.

In our capacity as counsel to the Company, we have examined the original, certified, conformed, photostatic or other copies of the Agreements, the Company’s Certificate of Incorporation, as amended, Bylaws and corporate minutes provided to us by the Company. In all such examinations, we have assumed the genuineness of all signatures on original documents, and the conformity to originals or certified copies of all copies submitted to us as conformed, photostatic or other copies. In passing upon certain corporate records and the documents of the Company, we have necessarily assumed the correctness and completeness of the statements made or included therein by the Company, and express no opinion thereon.

Based upon and in reliance upon the foregoing, it is our opinion that the Common Stock to be issued pursuant to the Agreements will, upon issuance, be validly issued, fully paid and non-assessable. We hereby consent to the use of this opinion in the Registration Statement on Form S-8 to be filed with the SEC.

Very truly yours,

/s/ NEWLAN & NEWLAN
Newlan & Newlan